

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

March 29, 2016

Donald F. Adam
Chief Financial Officer
Benchmark Electronics, Inc.
3000 Technology Drive
Angleton, TX 77515

> **Re: Benchmark Electronics, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 001-10560**

Dear Mr. Adam:

We have limited our review of your filing[s] to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Impairment of Long-Lived Assets and Goodwill, page 37

1.   You disclose that, based on your qualitative assessment, you concluded it was more likely than not goodwill was not impaired. Please describe the factors considered when concluding a quantitative impairment test was not necessary. For example, explain how you considered the fact that revenue for your two reporting units with goodwill declined in the current year and that your market capitalization was below your book value at each quarter end during fiscal 2015. Refer to ASC 350-20-35-3C.

2.   Please tell us your consideration to disclose more specific information about the variability in your goodwill impairment analysis. In this regard, please describe the

Donald F. Adam
Benchmark Electronics, Inc.
March 29, 2016
Page 2

> factors and trends that are most significant to your analysis for each reporting unit and describe any reasonably likely events or circumstances that that could cause your conclusion to change. Refer to Section V of SEC Release No. 33-8350.

Consolidated Financial Statements

Note 2 – Acquisitions, page 51

3.	Please tell us your consideration to disclose a qualitative description of the factors that make up the goodwill recognized in the Secure Communication Systems, Inc. acquisition. Refer to ASC 805-30-50-1(a).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services